Exhibit (a)(1)(C)

SUMMARY OF STOCK OPTION EXCHANGE PROGRAM

Below is a summary of some aspects of the stock option exchange program that is being made under the terms and subject to the conditions of the Offer to Exchange and the related election form. This summary should help familiarize you with the principal terms of the offer. You should carefully read all of these documents before you decide whether to participate in the offer. If you do nothing, you will be making a decision not to participate and you will retain your current options under their current terms and conditions.

•	You may only exchange outstanding options granted with an exercise price greater than $5.15 per share.

•	The number of new options that you receive will depend on the exercise price of your exchanged options, as follows:

Per Share Exercise Price of Eligible Option	Number of New Options for Exchanged Options
$5.16 - $6.12	One (1) new option for every 1.25 exchanged options.

$6.13 - $12.20	One (1) new option for every 1.50 exchanged options.

$12.21 and higher	One (1) new option for every 2.0 exchanged options.

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The vesting schedule of your new options granted under the offer will be determined based on the year of grant of the eligible option it replaces, as follows (contingent on your continued service with Isilon through each applicable vesting date):

Year of Grant of Eligible Option	Vesting Schedule for New Option
2006	100% of the shares vesting on the 1-year anniversary of the new option grant date

2007	2 year vesting schedule: 50% of the shares vesting on the 1-year anniversary of the new option grant date; and 1/8 th of the total shares vesting quarterly thereafter

2008	3 year vesting schedule: 1/3rd of the shares vesting on the 1-year anniversary of the new option grant date; and 1/12th of the total shares vesting quarterly thereafter

•	The length of the term of your new option will be determined based on the year of grant of the eligible option it replaces, as follows:

Year of Grant of Eligible Option	Term of New Option (from New Option Grant Date)
2006	6 year term

2007	7 year term

2008	8 year term

•	Your new options will be nonstatutory stock options.

•	Generally, any vested new options may be exercised by you at any time, unless certain exercisability restrictions apply due to requirements under local law.

We have attempted to anticipate many of the questions you may have regarding the terms of the offer and have included some frequently asked questions as part of the Offer to Exchange. Participation is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. If you choose not to participate, you will retain your current options under their current terms and conditions.

To participate in the offer, please access the offer website at https://isilon.equitybenefits.com and follow the instructions indicated. The offer website will also provide you with certain information about your eligible options, including the grant date, exercise price, number of underlying shares outstanding and election alternatives available to you.

If you are not able to submit your election via the offer website for any reason (including technical failures at the website or your inability to access the website), you must complete a paper election form and fax it to the Company at (206) 777-7855. To obtain a paper election form, please contact equitybenefits@isilon.com.

You must complete the election process (whether electronically or in paper form) before 5:00 p.m., Pacific Time, on May 22, 2009, unless the offer is extended. We will not accept delivery of any election after the offer expires. If we have not received all properly completed and signed documents before the offer expires, you will have rejected this offer and you will keep your current options. Documents submitted by any other means, including hand delivery, e-mail, U.S. mail or express delivery, are not permitted.

If you have any questions, please contact equitybenefits@isilon.com.